EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in  Amendment No.1 to the Registration Statement ( Form S-1 ) (No.333-132990) and related Prospectus of MCF Corporation for the registration of 10,267,172 shares of its common stock and to the incorporation by reference therein of our reports dated February 15, 2006, with respect to the consolidated financial statements of MCF Corporation, MCF Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of MCF Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

San Francisco, California
April 18, 2006